Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

October 15, 2015

Via EDGAR
Mellissa Campbell Duru
Special Counsel, Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Schedule TO/A (File No. 005-87886)
Communications Filed Pursuant to Rule 425 (File No. 001-32934)
by Sprott Asset Management LP on October 2, 2015

Dear Ms. Duru:

On behalf of our clients, Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”), Sprott Asset Management Gold Bid GP Inc. and Sprott Physical Gold Trust (“PHYS” and, collectively, “Sprott”), who commenced an offer (the “Gold Offer”) to purchase all of the issued and outstanding units of Central GoldTrust, in exchange for units of PHYS, we hereby convey the following response to the oral comment received from the staff of the Securities and Exchange Commission (the “Commission”) in a telephone call with Ms. Mellissa Duru on October 13, 2015 in connection with the Gold Offer. For ease of reference, the Staff’s comment is printed below in italics and is followed by Sprott’s response.

Please indicate what Sprott’s plans are to indicate to unitholders accessing the webcast that certain statements made during the webcast have been corrected in the transcript filed with the Commission.

Response to Comment:  Sprott is giving notice to unitholders accessing the webcast that certain statements made during the webcast have been revised by (a) adding on the webcast screen the language below and (b) including the revised statements on the website.

“Important Notice: Certain statements made during this webcast have been revised. Please see the revised statements on the screen to the right side of this webcast audio. The transcript of the presentation, including the revised statements, is available electronically without charge on the SEC’s website at www.sec.gov.”

*  *  *

As previously disclosed, concurrently with the Offer, the Manager, Sprott Asset Management Silver Bid LP and Sprott Asset Management Silver Bid GP Inc. commenced an offer (the “Silver Offer”) to purchase all of the issued and outstanding units of Silver Bullion Trust, in exchange for units of Sprott Physical Silver Trust.  In connection with the Silver Offer, Sprott Physical Silver Trust filed the transcript mentioned above under Rule 425 on October 2, 2015 (File No. 132-02793). The foregoing response applies to the Silver Offer.

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (212) 373-3434 or (212) 373-3024.

Sincerely,

/s/ Christopher J. Cummings	/s/ Edwin S. Maynard
Christopher J. Cummings	Edwin S. Maynard

cc:                                Arthur Einav
Sprott Inc.

Kirstin H. McTaggart

Sprott Asset Management LP

John J. Ciardullo and John R. Laffin

Stikeman Elliott LLP